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SEC FILE NUMBER
8-68301

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Silvergrove Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 W. 40th Street, Suite 302
(No. and Street)

New York (City) New York (State) 10018 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian M. Moloney (Name) (212) 878-8858 (Area Code – Telephone Number) bmoloney@silvergroveadvisors.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

245 Park Avenue (Address) New York (City) New York (State) 10167 (Zip Code)

September 29, 2003 (Date of Registration with PCAOB)(if applicable) 127 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Brian M. Moloney, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Silvergrove Advisors LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LANDRIT ALIBEGU
Notary Public - State of New York
NO. 01AL6399921
Qualified in Richmond County
My Commission Expires Nov 4, 2023

Signature: [signature]

Title: CEO & Managing Member

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Silvergrove Advisors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Silvergrove Advisors LLC (the "Company") as of December 31, 2022, and the related statements of income, changes in member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion on Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information

presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2010.

February 28, 2023

SILVERGROVE ADVISORS LLC

TABLE OF CONTENTS

SILVERGROVE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	1,442,422
Restricted securities		162,763
Accounts receivable, net of allowance of $298,174 for doubtful accounts		11,500
Prepaid expenses and other assets		22,440
Property and equipment, net of $2,685 accumulated depreciation		3,758
Operating lease right-of-use asset		53,840
Total assets	$	1,696,723

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Accounts payable	$	8,262
Operating lease liability		57,421
Total liabilities		65,683
Member's capital		1,631,040
Total liabilities and member's capital	$	1,696,723

The accompanying notes are an integral part of these financial statements.

SILVERGROVE ADVISORS LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUE	
Fee income	$ 1,385,279
Unrealized losses on restricted securities	(18,626)
Interest income	1,635
Total revenue	1,368,288
EXPENSES	
Compensation	297,738
Occupancy	55,166
Professional fees	45,838
Regulatory fees	10,629
Depreciation	920
Other operating expenses	70,916
Total expenses	481,207
Net income	$ 887,081

The accompanying notes are an integral part of these financial statements.

SILVERGROVE ADVISORS LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2022

Member's capital, as of January 1, 2022	$ 7,004,966
Distributions	(6,261,007)
Net income	887,081
Member's capital, as of December 31, 2022	$ 1,631,040

The accompanying notes are an integral part of these financial statements.

SILVERGROVE ADVISORS LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 887,081
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:	
Unrealized gains on restricted securities	18,626
Depreciation	921
Amortization of right-of-use assets	51,084
(Increase) decrease in:	
Accounts receivable	29,000
Prepaid expenses and other assets	14,381
Increase (decrease) in:	
Accounts payable	(6,898)
Leasehold interest	(52,953)
Net cash provided by operating activities	941,242
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(6,261,007)
Net cash used in financing activities	(6,261,007)
Net decrease in cash and cash equivalents	(5,319,765)
Cash and cash equivalents, beginning of year	6,762,187
Cash and cash equivalents, end of year	$ 1,442,422

SUPPLEMENTAL CASH FLOW INFORMATION	
Interest paid	$ -
Taxes paid	$ -

The accompanying notes are an integral part of these financial statements.

SILVERGROVE ADVISORS LLC

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022

1. The Company

Silvergrove Advisors LLC, a New Jersey limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, located in New York, New York, assists companies in raising capital through the private placement of securities and provides advisory services related to mergers and acquisitions. As a limited liability company, the liability of the managing member is limited to the value of his membership interest.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP may require management to make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments, with a maturity of three months or less at the time of purchase, to be cash equivalents.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as bad debt expense on the Statement of Income. As of December 31, 2022, $298,174 of accounts receivable was deemed impaired and an allowance has been provided.

2. Significant Accounting Policies (continued)

Property and Equipment
Property and equipment are valued at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the asset ranging from five to seven years.

Revenue Recognition
Fee income consists of retainer fees and success fees. Fee income from retainer fees is recorded over time as performance obligations are satisfied. Fee income from success fees is recognized at a point in time when a transaction is consummated within the specific terms of an agreement as the related performance obligation is to successfully broker a specific transaction. See Note 5, Revenue from Contracts with Customers, for further information.

In addition, at times, the Company receives restricted securities as payment on contracts for services rendered. For the year ended December 31, 2022, there were no such payments received.

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the balance sheet. As of year ended December 31, 2022, there were no finance leases.

Income Taxes
The Company, a single member limited liability company, passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examination by all major tax jurisdictions prior to 2018. The Company does not believe it has any uncertain tax provisions.

3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

3. Fair Value Measurements (continued)

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Securities

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Common stock, restricted	$ 162,763	-	-	$ 162,763

4. Lease

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company uses the incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

On January 15, 2020, the Company entered into an operating lease agreement for office space in New York, New York. The term of the lease began on February 1, 2020 and expires on December 31, 2023. For the year ended December 31, 2022, information pertaining to this operating lease was as follows:

Supplemental Information	
Operating Lease ROU Asset	
ROU asset as of January 1, 2022	$ 104,924
Amortization of ROU assets for the year ended December 31, 2022	(51,084)
Operating lease ROU asset as of December 31, 2022	$ 53,840
Total operating lease costs included in occupancy expense	$ 55,166
Remaining lease term	12 months
Discount rate	5.0%

Maturities of Operating Lease Liability	
Total lease payments remaining - 2023	$ 58,746
Less imputed interest	(1,325)
Total operating lease liability	$ 57,421

5. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Fee Income

Clients are provided with a full range of capital markets and financial advisory services. Capital markets services include placement agent services in both the equity and debt capital markets, including private equity placements. Financial advisory services primarily consist of fees generated in connection with merger, acquisition and restructuring transactions.

Capital raising revenues are recognized at a point in time upon close of the transaction, as the client obtains the control and benefit of the capital markets offering at that point. Costs associated with capital raising transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Costs are recorded on a gross basis within other operating expenses in the Statement of Income as the Company is acting as a principal in the arrangement. Any expenses reimbursed by the Company's clients are recognized as reimbursed expense income.

Financial advisory service revenue can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees from merger and acquisition engagements are fixed fees, and success fees from merger and acquisition engagements are typically variable fees.

Disaggregation of Revenue

The following table presents the Company's fee income separated between revenues from contracts with customers by business activity and other sources of revenues for the year ended December 31, 2022:

Revenue from contracts with customers:	
Investment banking – success fees	$ 1,228,779
Investment banking – retainer fees	156,500
Total fee income	$ 1,385,279

5. Revenues from Contracts with Customers (continued)

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2022. Investment banking fees that are contingent upon completion of a specific milestones are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2022.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. A receivable related to revenue from contracts with customers was $40,500 and $11,500 as of January 1, 2022 and December 31, 2022, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. As of both January 1, 2022 and December 31, 2022, there was no deferred retainer revenue.

Contract Costs

Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the Statement of Income and any expenses reimbursed by clients are recognized as reimbursed expense income on the Statement of Income. For the year ended December 31, 2022, there were no reimbursed expenses.

6. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2022, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

For the year ended December 31, 2022, 94% of fee income was earned from three clients. At December 31, 2022, 100% of accounts receivable was due from two clients.

7. Commitments and Contingencies

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1. As of December 31, 2022, the Company had net capital of $1,430,579 which was $1,425,579 in excess of its required capital. The Company's net capital ratio was .0083 to 1.

9. Subsequent Events

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date was February 28, 2023.

SUPPORTING SCHEDULES

PURSUANT TO RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SILVERGROVE ADVISORS LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 ("SEA")

AS OF DECEMBER 31, 2022

NET CAPITAL

Total member's capital		$ 1,631,040
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	$ 11,500	
Prepaid expenses and other assets	22,440	
Property and equipment, net	3,758	
Total deductions and/or charges		37,698
Net capital before haircuts		1,593,342
Haircuts on securities		162,763
Net capital		$ 1,430,579

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required of 6-2/3% of aggregate indebtedness of $11,843 or $5,000, whichever is greater	5,000
Excess of net capital over minimum requirement	$ 1,425,579
Aggregate indebtedness	
Accounts payable	$ 8,262
Operating lease liability (in excess of operating lease right-of-use asset)	3,581
Net aggregate indebtedness	$ 11,843
Percent of aggregate indebtedness to net capital	0.83%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEA RULE 15c3-1

AS OF DECEMBER 31, 2022

There was no material difference between the Computation of Net Capital above and the corresponding schedule included in the Company's most recently filed December 31, 2022 Part IIA FOCUS filing.

See report of independent registered public accounting firm.

SILVERGROVE ADVISORS LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2022

The Company engages in the private placement of securities, mergers and acquisitions. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with its activities. Therfore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm.

SUPPLEMENTAL REPORTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE REVIEW OF THE SEA RULE 15C3-3 EXEMPTION REPORT

See report of independent registered public accounting firm.

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Review of the SEA Rule 15c3-3 Exemption Report

To the Managing Member of
Silvergrove Advisors LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Silvergrove Advisors LLC (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.1 15c3-3; and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 as the Company has stated they limit business activities exclusively to mergers and acquisitions and private placements. The Company has also stated they (1) do not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) do not carry accounts of or for customers; and (3) do not carry PAB accounts (as defined in SEA Rule 15c3-3. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of SEC Rule 15c3-3 as contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments by 17 C.F.R § 240.17a-5 for the year ended December 31, 2022.

PKF O'Connor Davies, LLP

February 28, 2023

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

SILVERGROVE ADVISORS LLC

MERGERS AND ACQUISITIONS FOR MIDDLE MARKET COMPANIES

SEA Rule 15c3-3 Exemption Report

Silvergrove Advisors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) mergers and acquisitions; (2) private placements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Silvergrove Advisors LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Brian M. Moloney
Chief Executive Officer

February 21, 2023